Exhibit 99.40
FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name:	Blue Pearl Mining Ltd.

Financial year end date used to calculate capitalization:
December 31, 2006
Market value of listed or quoted securities:

Common Shares (BLE)

Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	100,528,430	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$4.44	(ii)

Market value of class or series	(i) x (ii) =			$446,346,229	(A)

Common Share Purchase Warrants (BLE.WT)

Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	4,493,931	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$3.72	(ii)

Market value of class or series	(i) x (ii) =			$16,717,423	(B)

Common Share Purchase Warrants (BLE.WT.A)

Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	24,543,591	(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$3.80	(ii)

Market value of class or series	(i) x (ii) =			$93,265,646	(C)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)			$	Nil	(D)

Capitalization
(Add market value of all classes and series of securities)	(A) + (B) + (C)
	+ (D) =			$556,329,298

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)				$20,500